UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

REUNION NEUROSCIENCE INC.

(Name of Issuer)

Common shares, no par value per share

(Title of Class of Securities)

76134G103

(CUSIP Number)

Ansbert Gadicke

Managing Partner

BioImpact Capital LLC

399 Boylston Street, Suite 1100

Boston, Massachusetts 02116

Telephone: (617) 425-9200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON 1000548481 ONTARIO INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,129,673*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,129,673*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The reported amount reflects common shares, no par value, of Reunion Neuroscience Inc. that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Support and Voting Agreements described in Item 4 below and includes 1,100,972 common shares underlying options to purchase common shares that are subject to such Support and Voting Agreements.

1	NAMES OF REPORTING PERSON 20231028 PARENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,129,673*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,129,673*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

The reported amount reflects common shares, no par value, of Reunion Neuroscience Inc. that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Support and Voting Agreements described in Item 4 below and includes 1,100,972 common shares underlying options to purchase common shares that are subject to such Support and Voting Agreements.

1	NAMES OF REPORTING PERSON BIOIMPACT CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,129,673*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,129,673*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

The reported amount reflects common shares, no par value, of Reunion Neuroscience Inc. that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Support and Voting Agreements described in Item 4 below and includes 1,100,972 common shares underlying options to purchase common shares that are subject to such Support and Voting Agreements.

1	NAMES OF REPORTING PERSON ANSBERT GADICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,129,673*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,129,673*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

The reported amount reflects common shares, no par value, of Reunion Neuroscience Inc. that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Support and Voting Agreements described in Item 4 below and includes 1,100,972 common shares underlying options to purchase common shares that are subject to such Support and Voting Agreements.

Item 1.	SECURITY AND ISSUER

This statement relates to the common shares, no par value (the “Shares”), issued by Reunion Neuroscience Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 30 Duncan Street, Lower North Suite, Toronto, Ontario, Canada M5V 2C3.

Item 2.	IDENTITY AND BACKGROUND

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (as amended, the “Act”), by BioImpact Capital LLC, a Delaware limited liability company (“BioImpact”), 20231028 Parent, LLC, a Delaware limited liability company and a wholly-owned subsidiary of BioImpact (“Parent”), and 1000548481 Ontario Inc., an Ontario corporation and a wholly-owned subsidiary of Parent (“Purchaser”) and Ansbert Gadicke (together with Purchaser, BioImpact and Parent, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is 399 Boylston Street, Suite 1100, Boston, Massachusetts 02116. The principal business of BioImpact is venture capital investing in biotechnology companies. The Reporting Persons are filing this Schedule 13D jointly, solely pursuant to Rule 13d-1(k)(1), and expressly disclaim that they form any “group” under Section 13(d)(3) of the Act (including, without limitation, in respect of the Securityholders (as defined below) listed in Schedule B).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons that are not individuals are, in each case, set forth on Schedule A. Mr. Gadicke’s business address, present principal occupation or employment and citizenship are set forth in Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required by the Reporting Persons to consummate the Arrangement (as defined below) and purchase all of the outstanding Shares in connection with the Arrangement is approximately $13.1 million, plus related fees and expenses. The Reporting Persons expect to fund these payments out of capital contributions to the Parent to be made by investors in the Parent using the investment capital of such investors.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	PURPOSE OF TRANSACTION

This statement is being filed in connection with the Arrangement Agreement (defined below) and the Support and Voting Agreements (defined below).

On May 31, 2023, the Parent and the Purchaser entered into an arrangement agreement (the “Arrangement Agreement”) with the Issuer, in respect of a statutory plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act. The purpose of the Arrangement is to effectuate the acquisition by the Parent of Reunion. Pursuant to the terms and conditions of the Arrangement Agreement, at the effective time of the Arrangement (the “Effective Time”), all holders of Shares will be entitled to receive $1.12 in cash per Share for each Share held immediately prior to the Effective Time (the “Arrangement Consideration”).

The obligations of Purchaser and Parent to consummate the Arrangement are subject to various conditions set forth in the Arrangement Agreement, including (i) shareholder approval at a special meeting of the Issuer’s shareholders by two-thirds of the votes cast by holders of Shares present in person or represented by proxy at the meeting; (ii) approval of the Arrangement by the Ontario Superior Court of Justice (Commercial List); (iii) the receipt of evidence satisfactory to the Parent and Purchaser that Closing Net Cash (as defined in the Arrangement Agreement) is equal to or greater than $8,000,000 as of the close of business on the third business day immediately prior to closing of the Arrangement (subject to reduction under certain circumstances set forth in the Arrangement Agreement); (iv) the accuracy of the Issuer’s representations and warranties set forth in the Arrangement Agreement, and the performance of the Issuer’s covenants set forth in the Arrangement Agreement, in each case in certain respects, to specified standards of materiality; (v) that the aggregate number of Shares held by shareholders that have validly exercised dissent rights in connection with the Arrangement does not exceed 5% of the Shares then issued and outstanding; (vi) the Issuer having resolved its obligations in respect of leases and other obligations of third parties in a manner satisfactory to Parent; (vii) that there shall not be pending or threatened in writing any proceeding by any court, arbitrator, or other tribunal, regulatory authority, or other governmental or quasi-governmental body that Parent has determined in good faith, in consultation with its outside legal counsel, is reasonably likely to result in an imposition of material limitations on the ability of Parent and Purchaser to complete the Arrangement or acquire or hold, or exercise full rights of ownership of, any Shares; and (viii) the other conditions set forth in Sections 6.01 and 6.03 of the Arrangement Agreement.

The Arrangement Agreement provides that, at the Effective Time, each option to acquire a Share of the Issuer (an “Option”), whether vested or unvested, outstanding immediately prior to the Effective Time, shall, notwithstanding the terms of the Issuer’s equity plan and any and all award or similar agreements relating to the Option and without any further action by or on behalf of the holder thereof, be deemed to have fully vested and be deemed to be assigned and surrendered by such holder to the Issuer in exchange for a cash payment equal to the excess, if any, of the Arrangement Consideration per Share over the exercise price of such Option, less any applicable withholdings, and such Option shall be immediately cancelled. If the exercise price of any Option is equal to or greater than the Arrangement Consideration per Share, such Option shall be cancelled at the Effective Time without any cash payment or other consideration being made in respect thereof.

Concurrently with entry into the Arrangement Agreement, Parent and Purchaser entered into Support and Voting Agreements, each dated as of May 31, 2023, with the parties listed in Schedule B attached hereto (collectively, the “Support and Voting Agreements”). Pursuant to the Support and Voting Agreements, each Securityholder (as defined therein) has agreed, severally and not jointly, to among other things, (i) vote all of the Shares held by such Securityholder (the “Subject Shares”) in favor of the Arrangement, subject to certain exceptions (including the valid termination of the Arrangement Agreement) and (ii) vote against other proposals to acquire the Issuer. Additionally, each Securityholder has agreed under their Support and Voting Agreement to certain other restrictions on their ability to take actions with respect to the Issuer and its Shares.

In furtherance of each Securityholder’s covenants under the Support and Voting Agreements, and for so long as such Securityholder’s Support and Voting Agreement has not been validly terminated, each Securityholder agreed to deliver or cause to be delivered to or to the order of the Issuer forms of proxy or voting instruction forms to vote its Subject Shares, to the full extent of such Securityholder’s voting rights, in favor of the Arrangement and against the corporate transactions described in (ii) of the immediately preceding paragraph. Each Securityholder has further agreed that such forms of proxy or voting instruction forms shall not be revoked or withdrawn, amended or invalidated, unless the Parent and Purchaser have provided their prior written consent (the “Consent Right”) or such Securityholder’s Support and Voting Agreement has been terminated in accordance with its terms. Accordingly, shared voting power with respect to, and beneficial ownership of, the Subject Shares may be deemed to have been acquired by the Reporting Issuers pursuant to the Consent Right contained in the Support and Voting Agreements.

Schedule B attached hereto contains the number of Subject Shares (including Shares underlying Options) beneficially held by each Securityholder named in such Schedule (as represented to Parent and Purchaser by such Securityholder) (in aggregate, the “Covered Shares”).

The purpose of the Arrangement is for Parent, through Purchaser, to acquire control of the Issuer. The Arrangement is intended to facilitate the acquisition of all issued and outstanding Shares. At the Effective Time, (i) the articles of arrangement implementing the Arrangement shall be deemed to be the Issuer’s articles of amalgamation and the bylaws of the Issuer will continue unamended and (ii) the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Issuer.

Following the Arrangement, the Issuer will become a wholly-owned subsidiary of Parent. In addition, Parent will cause the Shares to be delisted from the Toronto Stock Exchange and the Nasdaq Global Select Market and to be deregistered under the Act.

Except as set forth in this statement and in connection with the Arrangement described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Arrangement Agreement and the Support and Voting Agreements, and the respective transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Arrangement Agreement, listed as Exhibit 99.1 hereto, is incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on June 12, 2023. A copy of the Support and Voting Agreements, listed as Exhibits 99.2 to 99.16 hereto, are incorporated by reference to Exhibits 99.3 to 99.17 to the Issuer’s Current Report on Form 6-K filed with the SEC on June 12, 2023.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 11,717,616 Shares issued and outstanding as of May 31, 2023 (based on the representation by the Issuer in the Arrangement Agreement) plus an additional 1,100,972 Shares issuable in respect of Options beneficially owned by the Securityholders and subject to the Support and Voting Agreement.

As a result of the Consent Right contained in the Support and Voting Agreements, (i) the Reporting Persons may be deemed to have the power to vote up to 5,129,673 Covered Shares as set forth in Item 4 above, and thus, the Reporting Persons may be deemed to be the beneficial owners of 5,129,673 Covered Shares.

Other than those Shares that may be deemed to be beneficially owned in connection with the Consent Right contained in the Support and Voting Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Act, do not beneficially own any Shares.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Covered Shares subject to the Support and Voting Agreements, except as otherwise expressly provided in the Support and Voting Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owners of any Covered Shares subject to the Support and Voting Agreements (whether pursuant to the Consent Right or otherwise).

(c) Except pursuant to the Arrangement Agreement and the Support and Voting Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no person, other than the applicable Securityholder under the applicable Support and Voting Agreement, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the Arrangement Agreement and the Support and Voting Agreements described above, which are incorporated into this Item 6 by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Arrangement Agreement, dated as of May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc., and Reunion Neuroscience Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.2	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Ryan Yermus (incorporated by reference to Exhibit 99.3 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.3	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Barry Fishman (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.4	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Curtis Weber (incorporated by reference to Exhibit 99.5 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.5	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Dieter Weinand (incorporated by reference to Exhibit 99.6 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.6	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Ellen Lubman (incorporated by reference to Exhibit 99.7 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.7	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Edward Smith (incorporated by reference to Exhibit 99.8 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.8	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Fred Grossman (incorporated by reference to Exhibit 99.9 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.9	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Gregory Mayes (incorporated by reference to Exhibit 99.10 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.10	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Helen Boudreau (incorporated by reference to Exhibit 99.11 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.11	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Hannan Fleinan (incorporated by reference to Exhibit 99.12 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.12	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Joseph Del Moral (incorporated by reference to Exhibit 99.13 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.13	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Nathan Bryson (incorporated by reference to Exhibit 99.14 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

Exhibit	Description

99.14	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Robert Alexander (incorporated by reference to Exhibit 99.15 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.15	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Mujeeb Jafferi (incorporated by reference to Exhibit 99.16 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.16	Support and Voting Agreement, dated May 31, 2023, by and among 20231028 Parent, LLC, 1000548481 Ontario Inc. and Ronan Levy (incorporated by reference to Exhibit 99.17 to the Current Report on Form 6-K filed by Reunion Neuroscience Inc. with the SEC on June 12, 2023).

99.17*	Joint Filing Agreement, dated as of June 12, 2023, by and among BioImpact Capital LLC, Ansbert Gadicke, 20231028 Parent, LLC, and 1000548481 Ontario Inc.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOIMPACT CAPITAL LLC

Date: June 12, 2023	By:	/s/ Ansbert Gadicke
	Name:	Ansbert Gadicke
	Title:	Managing Partner

ANSBERT GADICKE

Date: June 12, 2023	By:	/s/ Ansbert Gadicke

20231028 PARENT, LLC

Date: June 12, 2023	By:	/s/ Ansbert Gadicke
	Name:	Ansbert Gadicke
	Title:	President

1000548481 ONTARIO INC.

Date: June 12, 2023	By:	/s/ Ansbert Gadicke
	Name:	Ansbert Gadicke
	Title:	President

SCHEDULE A

1.	BioImpact Capital LLC

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of BioImpact are set forth below. The address of BioImpact is: 399 Boylston Street, Suite 1100, Boston, Massachusetts 02116. Unless otherwise indicated, each principal occupation set forth opposite an individual’s name refers to BioImpact. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position with Reporting Person	Present Principal Occupation
Ansbert Gadicke	Managing Partner	Managing Partner
Kristen Laguerre	Chief Operating Officer and Chief Financial Officer	Chief Operating Officer and Chief Financial Officer

2.	20231028 Parent, LLC

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Parent are set forth below. The address of Parent is: 399 Boylston Street, Suite 1100, Boston, Massachusetts 02116. Where applicable, the business address listed for each individual not principally employed by Parent is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each principal occupation set forth opposite an individual’s name refers to BioImpact. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position with Reporting Person	Present Principal Occupation
Ansbert Gadicke	President	As disclosed in Section 1 of Schedule A above.
Kristen Laguerre	Treasurer	As disclosed in Section 1 of Schedule A above.

3.	1000548481 Ontario Inc.

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. The address of Purchaser is: 399 Boylston Street, Suite 1100, Boston, Massachusetts 02116. Where applicable, the business address listed for each individual not principally employed by Purchaser is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to BioImpact. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Position with Reporting Person	Present Principal Occupation Including Name and Address of Employer
Ansbert Gadicke	Director President	As disclosed in Section 1 of Schedule A above.
Kristen Laguerre	Treasurer	As disclosed in Section 1 of Schedule A above.

SCHEDULE B

Securityholder	Shares Beneficially Owned(1)	Options Beneficially Owned(1)
Mujeeb Jafferi	724,516	4,250
Ronan Levy	703,405	22,000
Ryan Yermus	731,183	22,000
Joseph del Moral	1,122,208	22,000
Hannan Fleiman	716,183	22,000
Helen Boudreau		48,582
Barry Fishman	30,000	45,000
Ellen Lubman	40	45,000
Dieter Weinand		48,582
Fred Grossman		25,000
Greg Mayes		349,322
Edward Smith		168,181
Nathan Bryson	1,166	82,000
Robert Alexander		132,370
Curtis Weber		64,685

(1)	As of May 31, 2023, as provided by such Securityholder.